Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL N.V.

REPORTS PROGRESS ON SHARE BUY BACK PROGRAM

ALMERE, The Netherlands - May 9, 2012 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announces, further to the share buy back program announced on March 6, 2012, that during the period from May 2, 2012 until May 8, 2012, ASMI purchased 500,000 of its shares at an average price of EUR 26.72 per share. The total number of shares repurchased under this program to date is 500,000 common shares for a total consideration of EUR 13.4 million.

ASM International announced on March 6, 2012, that it will repurchase up to 2 million common shares to cover outstanding personnel options.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

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CONTACTS:

Investor Relations:

Erik Kamerbeek

+31 (0)88 100 8500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212 986 2900

MaryJo.Dieckhaus@asm.com

Media Contacts:

Ian Bickerton

+31 (0)20 68 55 955

+31 (0)625 018512

I.Bickerton@Huijskens.nl

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